Peter B. Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

October 4, 2011

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 001-16707

Dear Mr. Rosenberg:

We received your letter dated August 29, 2011, setting forth a comment of the staff of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”). For your convenience, we have included the staff’s comment below along with our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

11. Certain Nontraditional Long-Duration Contracts

Liabilities For Guarantee Benefits, page 322

1.

With respect to your variable annuity contracts, it appears that you are accounting for certain future policy benefit guarantees as bifurcated embedded derivatives recorded at fair value with changes in fair value each period included in “Realized investment gains (losses), net.” These include at a minimum the following guarantees “GMAB”, “GMWB” and “GMIWB”. Your discussion of Variable Annuity Optional Living Benefit Features (page 161 of MD&A) states that these guarantees primarily relate to “the optional living benefit features” of our Individual Annuities segment. Please provide us a more detailed description of these products which identifies what features within each led you to conclude that they were bifurcated embedded derivatives. Cite the specific authoritative literature you used to support your conclusions,

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

including your consideration of the guidance in ASC 815-10-15 paragraphs 52-53 and ASC 815-15-55 paragraphs 57-61 in arriving at your conclusions for the accounting method applied for each product.

Response:

As noted above, the Company accounts for the Guaranteed Minimum Accumulation Benefits (“GMAB”), the Guaranteed Minimum Income and Withdrawal Benefits (“GMIWB”) and the Guaranteed Minimum Withdrawal Benefits (“GMWB”) (collectively “guaranteed living benefit options” or “guaranteed benefits”) issued with variable annuity contracts as bifurcated embedded derivatives.

The Company has provided a detailed analysis of its accounting conclusions related to these guaranteed benefits in Appendix A, including the accounting literature considered in reaching its conclusions, consistent with your request above. The accounting conclusions related to these guaranteed benefits are summarized below.

General Information

For purposes of this overview we note the following:

•

All of the contracts in question allow the contractholder to make deposits and withdrawals (within certain pre-defined limits) during an “accumulation phase.” In all contracts, the contract is considered to be in an accumulation phase until the contractholder has no discretion regarding the timing of future payouts, rather than when the first withdrawal payment is made, as all contracts allow withdrawals to be made at contractholder discretion (within certain pre-defined limits) after the initial deposit.

•

Once the contractholder has no further discretion regarding the timing of future payouts, whether through the election of an explicit payout option or through the inability to make any further discretionary withdrawals, the contract is considered to be in a “payout phase.”

•

In all cases, if the contractholder dies during the accumulation phase, the guaranteed benefit is forfeited although death benefits may be provided through separately provided guaranteed minimum death benefit (“GMDB”) features.

•

Certain contracts allow or require the contractholder to receive benefits in the payout phase on a life contingent basis. Those contracts that do not require life contingent payouts also allow the contractholder to elect payouts over a pre-determined period; however, if the contractholder dies prior to the completion of the pre-determined period, the contractholder forfeits the guarantee.

See Appendix B for a more detailed listing of the key provisions under each of these contract options.

Accounting Analysis – Qualification as a Derivative

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

For each of the guaranteed benefits accounted for as a bifurcated embedded derivative, the Company first considered whether the specific living benefit option qualified under the accounting literature as a derivative.

To qualify as a derivative, the contract must satisfy three tests (detailed in Appendix A to this letter):

(a)	“underlying, notional amount and payment provision” test;

(b)	“initial net investment” test; and

(c)	“net settlement” test.

The Company concluded each of the guaranteed benefits qualified as derivatives based upon the nature of the contract, as follows:

(a)	Each of these guaranteed benefits has a notional amount, which is the guaranteed value, and an underlying in the form of account values in the investment fund options, which determine the amount of settlement required;

(b)	While an initial investment is made in the form of a promise to pay future fees for the benefit option, these amounts are smaller than what would be required for other contracts that would be expected to have a similar response to changes in market forces; and

(c)	The terms of these living benefit options provide for net settlement.

A more detailed description of this analysis for each guaranteed benefit is provided in Appendix A.

Accounting Analysis – Application of Insurance Scope Exception

After determining that the guaranteed benefits met the characteristics of a derivative, the Company also considered the application of the exception(s) to derivative accounting for insurance contracts that is provided for in the literature. Given the mortality/longevity risk that exists at certain times in these products, the Company focused primarily on the exception for insurance contracts as outlined below.

•

Life contingency in the accumulation phase – As noted above, for all of these guaranteed benefits, the contractholder must survive until the payout phase (as defined above) in order to receive the accumulated benefits. This contingency exists in the accumulation phase of certain products that are explicitly defined as derivatives in the authoritative accounting

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

literature, including GMAB’s and equity indexed life insurance contracts. Based on this, the Company concluded that the existence of a life contingency in the accumulation phase of the guaranteed benefits does not require that these features be considered to have met the insurance scope exception.

•

Life contingency in the payout phase (accounting during accumulation phase) – For products that require a life contingent settlement option in the payout phase, the Company considered the authoritative guidance related to settlement options when determining the accounting for this feature in both the accumulation and payout phases. That guidance focuses primarily on whether various settlement options meet the requirement for net settlement, and not whether a life contingency in a settlement option that is considered to be net settled triggers the insurance scope exception in the benefit feature’s accumulation phase. The Company also noted authoritative literature that indicates that certain guaranteed features are considered to be derivatives if they settle net, without any explicit qualification as to whether net settlement was achieved through a life contingent payout option, which was a common feature at the time the literature was issued. Based on this, the Company concluded that the life contingency in the payout phase of these products does not require that these guaranteed features be considered to have met the insurance scope exception in the accumulation phase.

•

Life contingency in the payout phase (accounting in payout phase) – The Company also noted authoritative guidance that generally requires that life contingencies in a payout phase result in the benefit feature meeting the insurance scope exception in the payout phase, and the Company accounts for these features as insurance contracts when they enter the payout phase.

The Company also considered the economics of these products and the presentation which the Company believes would be most meaningful to the readers of its financial statements. The guaranteed benefits expose the Company (and the contractholder) to significant market risks, which the Company currently hedges through the purchase of free standing derivatives which are reported at fair value in the Company’s financial statements with changes in fair value reflected in earnings. The Company views financial reporting in which both the hedging instrument (i.e., purchased free standing derivatives) and the hedged item (i.e., the guaranteed benefits) are treated consistently, as providing the most meaningful information to users of the Company’s U.S. GAAP financial statements. The Company also notes that accounting for these features at fair value is consistent with standard setters’ then stated preference for fair value accounting for all financial instruments.

Conclusion

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

Appendix A sets forth more detailed analyses for the individual guaranteed benefits described above. The Company recognizes the significant complexity that exists related to the accounting for these products for a number of reasons, including the narrow scope of existing authoritative literature for these types of embedded insurance features and the need to analogize the accounting for more complex current product designs to guidance not written explicitly for these products. The Company understands and appreciates that different preparers have or may conclude that alternatives exist to the accounting set forth in this letter. However, the Company strongly believes that the accounting it currently employs is both preferable for users of its financial statements and appropriate under current authoritative literature.

*    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Very truly yours,

/s/ Peter Sayre

Peter B. Sayre

Senior Vice President and Principal Accounting Officer

Copies to:	Richard J. Carbone
Susan L. Blount

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

Appendix A

Product Overview

As noted in your comment above, the Company issues variable annuity contracts with the following living benefit options. For all of these products, contractholders direct deposits into various fixed and variable investment options and are able to withdraw some or all of their account value prior to entering a payout phase, during which they receive guaranteed benefits as discussed further below:

•

Guaranteed minimum accumulation benefits (“GMABs”) – The GMAB option provides the contractholder with a guaranteed return of initial account value at the end of a predetermined period of time. At the completion of the predetermined period of time, the contractholder receives the higher of the current account value or the guaranteed value. The end of the predetermined period of time is the contractual payout date. The contractholder does not need to surrender the contract and may choose to receive the benefit as an addition to their contract value. If the contractholder dies prior to the predetermined period of time, the Company would pay out the time-of-death account value and not the guaranteed value. During the accumulation phase of the contract the contractholder may make withdrawals subject to certain limits; these withdrawals impact the guaranteed value.

•

Guaranteed minimum income and withdrawal benefits (“GMIWBs”) – The GMIWB option provides the contractholder with guaranteed minimum payments over a period of time. The initial version of this product offered by the Company provided the contractholder with the ability to elect to receive a guaranteed payment either over a period certain or the life of the contractholder. If the contractholder dies prior to completion of the period certain, the contractholder forfeits the guaranteed benefit. The subsequent versions of this product only provide the contractholder with the ability to receive the guaranteed payment over the life of the contractholder. The subsequent versions represent approximately 74% of the in-force business that is fair valued for GAAP purposes. In the instance of receiving the guarantee over a period certain, the contractholder can withdraw an amount each year until the cumulative withdrawals reach a total guaranteed balance. If one elects to receive the guaranteed payment over life, the contractholder will withdraw an amount each year for the contractholder’s life based on the total guaranteed balance. The guaranteed balance represents the greater of: (1) the account value as of the date of the first withdrawal; (2) cumulative deposits when withdrawals commence, less cumulative withdrawals plus a minimum return; or (3) the highest contract value as of a specified date minus any withdrawals. Under the election to receive the guaranteed annual payment for life, the contractholder has the ability to withdraw an annual amount equal to the percentage of an initial value regardless of the impact of investment performance on the account value, subject to the contract’s rules regarding timing and amount of withdrawals. The contractholder has the ability to withdraw more or less than the guaranteed annual amount. The guarantees are not lost if the contractholder withdraws less than the maximum allowable amount each year

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

under the terms of the contract and, under this scenario, the guaranteed amount could increase in future years depending on market performance. However, the contractholder’s guarantee is reduced to the extent the contractholder takes withdrawals in excess of the annual guaranteed amount. Once the contractholder’s account value becomes zero, there will be a fixed stream of payments. If the contractholder dies prior to the account value becoming zero, the Company pays out the time-of-death account value and not the guaranteed value.(1)

•

Guaranteed minimum withdrawal benefit (“GMWBs”) – The Company no longer sells GMWBs. The GMWB option guarantees the contractholder’s ability to withdraw amounts equal to the initial principal value (called the “Protected Value,”) regardless of the impact of investment performance on the contractholder’s account value, subject to contract benefit rules regarding the timing and amount of withdrawals. The contractholder is not required to make withdrawals as part of the benefit. However, if the contractholder makes withdrawals, the amount of the guarantee is not lost if the contractholder withdraws less than the maximum allowable amount of principal each year under the rules of the option. The Protected Value is the total amount that is guaranteed as withdrawals. The Protected Value is reduced with each withdrawal the contractholder makes until the Protected Value is reduced to zero. Once the account value is depleted, the payout phase begins and continues until cumulative payments equal the Protected Value. When the Protected Value is reduced to zero due to contractholder withdrawals, the GMWB option terminates. The option also terminates upon contractholder surrender, upon due proof of death (at which time the Company would pay out the time-of-death account value and not the guaranteed value) or upon the contractholder’s election to begin receiving benefit payments.

See Appendix B for a more detailed listing of the key provisions under each of these contract options.

The Company considers the guaranteed living benefit options associated with its variable annuity contracts to be bifurcated embedded derivatives, measured at fair value. The guaranteed benefits expose the Company (and the contractholder) to significant market risks, which we currently hedge through the purchase of free standing derivatives reported at fair value in our financial statements, with changes in fair value reflected in earnings.

A discussion of the basis for these accounting conclusions for each of these guaranteed living benefit options is included below. The framework that the Company applies during these considerations includes the following:

•	Guaranteed benefit payments represent those payments received after the contractholder’s account value has been exhausted. Withdrawals prior to this time represent returns of the

(1)

For a single designated life version of the option, the benefit terminates upon the death of the contractholder. For a spousal version of the option, the benefit terminates upon the death of any designated life if a surviving designated life opts not to continue the annuity contract, or upon the death of the second designated life to die. At the time the benefit terminates, the remaining account value is paid out, but the guarantee excess is forfeited.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

contractholder’s account value which occur under all basic variable annuities without these guaranteed benefit features.

•

The accounting literature for nontraditional variable annuity products addresses products with traditional accumulation and payout phases. In the traditional accumulation phase, the contractholder directs deposits into various investment accounts which earn either a fixed or variable return. Also in the traditional accumulation phase, contractholder’s may make withdrawals (sometimes up to pre-defined limits). Traditional accumulation phases are deemed to have ended when a contractholder makes a discretionary and explicit election regarding the form of payout to receive, and not necessarily when the first withdrawal is made.

•

The Company offers products with traditional accumulation phases as described above. More recently, certain products the Company issues (e.g., the current version of the GMIWB discussed below) include elements of the traditional accumulation phase but provide for only one form of payout of the guaranteed benefit. However, because the contractholder has the ability to effect the timing of guaranteed payments by determining when (or if) to withdraw the account value (i.e., withdrawals are made at his/her discretion), and because the accounting literature for nontraditional variable annuity products distinguishes between accumulation and payout phases, the Company concluded that the payout phase for these more recent products should be deemed to begin when the contractholder has no further discretion regarding the timing of future payments. This occurs when the contractholder has exhausted their account value and begins receiving guaranteed benefits.

•

The Company then applied the accounting literature to the accumulation and payout phases, respectively, for each product, in order to determine whether the product qualifies as a derivative and, if so, whether any scope exceptions exist that would preclude derivative accounting.

GMABs

1.	Qualification as a Derivative

These products have traditional accumulation phases. The Company’s decision to account for these guaranteed benefits as bifurcated embedded derivatives under ASC 815-15-25-1 was based initially on evaluating guidance pertaining to “Contracts with Annuitization Benefits” in ASC 944-40-25-26, which states:

An insurance entity shall first determine whether such contract features should be accounted for under the provisions of Subtopic 815-10 (Derivatives And Hedging-Overall) or 815-15(Derivatives And Hedging- Embedded Derivatives).

In determining if the GMAB option should be accounted for as a derivative in the accumulation phase, the Company reviewed the definition of a derivative as stated in ASC 815-10-15-83. According to ASC 815-10-15-83, a derivative has the following characteristics:

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings

2.	One or more notional amounts or payment provisions or both.

b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts and would be expected to have a similar response to changes in market forces.

c.	Net settlement. The contract can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement.

2.	It can readily be settled net by means outside the contract.

3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The Company believes that the GMAB option meets the definition of a derivative, as it has all of the above characteristics, as outlined below:

a.	The GMAB guaranteed benefit has a notional amount, which is the guaranteed value, and an underlying in the form of account values in the investment fund options, which determine the amount of settlement required;

b.	While an initial investment is made in the form of a promise to pay future fees for the benefit option, these amounts are smaller than what would be required for other contracts that would be expected to have a similar response to changes in market forces; and

c.	Under the GMAB guaranteed benefit, at the completion of the predetermined period of time, the contractholder receives the higher of current value or the guaranteed value. As the contractholder has the option to receive cash to settle the contract at its termination, the Company views this as meeting the conditions of c.1. above (i.e., the contract terms permit net settlement).

2.	Application of Insurance Scope Exception

The Company also considered whether the GMAB guaranteed benefit would be scoped out of derivative accounting under the insurance contract scope exception of ASC 815-10-15-52 through 53, which provides a scope exception to requirements for derivative accounting for certain insurance contracts, which states, in part:

A contract is not subject to the requirements of this Subtopic if it entitles the holder to be compensated only if, as a result of an identifiable insurable event (other than a change in price), the holder incurs a liability or there is an adverse change in the value of a specific asset or liability for which the holder is at risk.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

The Company concluded this feature would not be scoped out, given the guidance in ASC 944-815-25-5 (formerly FASB Statement 133 DIG B8) which pertains to nontraditional variable annuity contracts and which states:

Nontraditional features, such as a guaranteed investment return through a minimum accumulation benefit or guaranteed account value floor, would be considered embedded derivatives subject to the requirements of Subtopic 815-15 (Embedded Derivatives). The economic characteristics and risks of the investment guarantee and those of the traditional variable annuity contracts typically would not be considered to be clearly and closely related.

The Company notes that the contractual feature resulting in the payout of the account value and not the guaranteed value in the event of the contractholder’s death prior to completion of the contractual predetermined time, was a common characteristic for GMAB guaranteed benefits existing at the time the guidance noted above was issued. Therefore, it is noteworthy that the existence of this mortality risk did not result in the GMAB option receiving the insurance contract scope exception. The Company’s conclusion that the GMAB option does not qualify for the insurance contract scope exception, despite the fact that the contractholder must survive the predetermined period to get the guaranteed value, is consistent with ASC 944-815-25-5.

GMAB options offered by the Company at the time that the guidance noted above was issued were also offered with guaranteed minimum death benefit options (GMDB’s), which were not considered to be embedded derivatives for accounting purposes. The GMDB options which are included in these contracts qualify for the above referenced derivative scope exception, since they provide for benefits upon death of the insured. Therefore, variable annuity contracts issued with these options contain both death and survival benefit features in the accumulation phase. It seems inappropriate to define, in the accumulation phase, both death and survival as the “insurable event.” The Company believes that the insurable event is defined as death within the accumulation phase, consistent with the GMDB guidance. Accordingly, the survival benefit was not considered to meet the insurance contract scope exception.

Given that the GMAB feature is settled either through receipt of cash upon surrender or crediting of the full value of the guarantee to the contractholder’s account value, the Company concluded that performing a separate analysis for the GMAB feature in the accumulation and payout phases of the associated variable annuity contract was not applicable (i.e., essentially there is no payout “phase” for this feature).

GMIWBs

1.	Qualification as a Derivative – Accumulation Phase

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

The Company’s decision to account for the GMIWB options as bifurcated embedded derivatives under ASC 815-15-25-1 was based on initially evaluating guidance pertaining to “Contracts with Annuitization Benefits” in ASC 944-40-25-26, which states:

An insurance entity shall first determine whether such contract features should be accounted for under the provisions of Subtopic 815-10 (Derivatives And Hedging-Overall) or 815-15(Derivatives And Hedging- Embedded Derivatives).

In determining if the GMIWB option should be accounted for under the derivative standards, the Company reviewed the definition of a derivative as stated in ASC 815-10-15-83.

According to ASC 815-10-15-83, a derivative has the following characteristics:

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings

2.	One or more notional amounts or payment provisions or both.

b.	Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts and would be expected to have a similar response to changes in market forces.

c.	Net settlement. The contract can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement.

2.	It can readily be settled net by means outside the contract.

3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The Company believes that the GMIWB option meets the definition of a derivative, as it has all of the above characteristics, as outlined below:

(a)	The GMIWB guaranteed benefit has a notional amount, which is the guaranteed value, and an underlying in the form of account values in the investment fund options, which determine the amount of settlement required;

(b)	While an initial investment is made in the form of a promise to pay future fees for the benefit option, these amounts are smaller than what would be required for other contracts that would be expected to have a similar response to changes in market forces; and

(c)	The contract can be net settled, in accordance with the analysis below.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

In determining if the GMIWB option could be net settled the provisions of ASC 815-15-55-57 through 60 were reviewed (“Payment Alternatives for Variable Annuity Contracts”). ASC 815-15-55-57 through 60 addresses payment alternatives during the accumulation phase of a variable annuity contract and provides guidance on how various settlement options impact the classification of a benefit feature as a derivative. For example, a guarantee that the contractholder will be able to annuitize after a specific date and receive a defined minimum periodic benefit for a period certain (i.e., a period certain GMIB) which can only be achieved by an effective investment of the account balance in a payout annuity contract (in lieu of electing an immediate payment of the account value) is not considered to be net settled.

As noted earlier, the Company offers GMIWB benefits where the contractholder has the option to receive the guaranteed minimum level of benefits either over a predetermined period or for life, as well as GMIWB benefits that only allow the contractholder to receive the guaranteed minimum level of benefits in the form of a life contingent annuity. Under the election to receive guaranteed benefits over a predetermined period, if the contractholder dies prior to the predetermined period, the guaranteed benefits are forfeited.

For all GMIWB contracts prior to an account value reaching zero, the contractholder has the flexibility to withdraw the current account value. Withdrawing more than the computed guaranteed minimum level of benefit payments is considered an “excess withdrawal” and will affect the amount of future guaranteed minimum benefit payments.

If the account value reaches zero (guarantee becomes effective), the contractholder will receive the guaranteed minimum level of benefit payments under the contract in the form of a life contingent annuity or over the predetermined period.

As the guarantee consists of payments to the contractholder in excess of his/her account value, and as the contractholder cannot invest any amount to receive these payments when he/she has no account value, the Company considered that the net settlement requirements have been met, consistent with the guidance in ASC 815-15-55-57 through 60, as discussed above. As a result, the Company concluded that these benefit features meet the definition of a derivative for accounting purposes.

2.	Qualification as a Derivative – Payout Phase

The guidance in ASC 815-15-55-57-60 relates to the accounting status of guarantee features in the accumulation phase. The Company also considered the derivative characteristics described earlier and the guidance in ASC 815-15-55-61 (payout phase of a variable annuity) to determine if derivative accounting requirements are applicable when these contracts enter the payout phase. ASC 815-15-55-61 states:

However, a solely life-contingent variable-payout annuity contract with such features that meets the definition of an insurance contract under paragraph 944-20-15-18

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

through 15-19 would not be subject to the requirements of Subtopic 815-10 provided there are no withdrawal features.

As noted earlier, guaranteed payments are made when the account value has been reduced to zero. At that time, the guaranteed payments are fixed and are no longer indexed to the underlying assets previously identified. As a result of the life contingency and the fixed payment features in the payout phase, as previously defined, these features are accounted for under the guidance of ASC 944 and not as derivatives. Given that the Company only began issuing these contracts recently, the number of contracts in payout phase at this time is nominal.

3.	Application of Insurance Scope Exception — Accumulation Phase

The Company also considered whether the GMIWB features in the accumulation phase would be scoped out of the derivative accounting under the insurance contracts exception of ASC 815-10-15-52 through 53, which provides scope exceptions to requirements of Subtopic 815 for certain insurance contracts. ASC 815-10-15-52 states:

A contract is not subject to the requirements of this Subtopic if it entitles the holder to be compensated only if, as a result of an identifiable insurable event (other than a change in price), the holder incurs a liability or there is an adverse change in the value of a specific asset or liability for which the holder is at risk.

The Company considered several items when determining whether these contracts meet the insurance contract scope exception, including:

•

Life Contingency in the Accumulation Phase — ASC 815-10-15-53 specifies that traditional life insurance and traditional property and casualty contracts written by insurance entities are not subject to derivative accounting and provides the reasons for the exclusion. More specifically, it notes that the payment of death benefits for life insurance contracts is the result of “an identifiable insurable event (death of the insured) instead of changes in a variable.”

While contracts sold with GMIWB options at the time the above referenced GAAP guidance was issued typically included some level of life contingency in the accumulation phase (i.e., the contractholder receives the account value and not the guaranteed value upon death during the accumulation period), the Company considered this life contingency to be similar to that which exists in the GMAB feature and concluded that such a life contingency need not result in the application of the insurance contract scope exception as outlined in the earlier GMAB discussion. The Company also feels that this conclusion is consistent in principle with the conclusion reached in ASC 815-15-55-74 (formerly DIG Issue B10, Embedded Derivatives in Equity-Indexed Life Insurance Contracts) that a death benefit feature does not necessarily exclude the entire equity-indexed life insurance contract from being subject to derivative accounting.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

•

Life Contingency in the Payout Phase – While the guidance in ASC 815-15-55-57 through 60 noted above uses only period certain payout options in its examples, no discussion exists to suggest that a life contingent payout feature, a common feature at the time, would have resulted in a conclusion that the guarantee feature is not a derivative in the products accumulation phase. Furthermore, while the guidance in ASC 815-15-55-61 explicitly addresses the accounting for life contingent benefit features in the payout phase, there is no indication that this guidance was intended to apply in any way to the accounting for these features in the accumulation phase. As such, the Company did not consider that a life contingency in the payout phase would preclude derivative accounting in a product’s accumulation phase.

•	In addition, when evaluating the guidance in ASC 944-40-25-26, the Company also considered SOP-03-1 Appendix D.11 which states:

FASB Derivative Implementation Issue B25, Deferred Variable Annuity Contracts with Payment Alternatives at the End of the Accumulation Period, specifies that a GMIB does not meet the definition of an embedded derivative if it cannot be net settled. If the GMIB can be net settled, the guarantee is an embedded derivative in the accumulation period and should be accounted for under FASB Statement No. 133.

This language is not in any way qualified by the nature of the payout feature (i.e., whether that feature is life contingent) and, therefore, was read as supporting derivative treatment even if a life contingency exists.

•

GMIWB options offered by the Company at the time that the guidance noted above was issued were also offered with guaranteed minimum death benefit options (GMDB’s), which were not considered to be embedded derivatives for accounting purposes. The GMDB options which are included in these contracts qualify for the above referenced derivative scope exception, since they provide for benefits upon death of the insured. Therefore, these contracts contain both death and survival benefit features in the accumulation phase, but only a survival benefit feature in the payout phase. It seems inappropriate to define, in the accumulation phase, both death and survival as the “insurable event.” The Company believes that the insurable event is defined as death within the accumulation phase, consistent with the GMDB guidance. Accordingly, the survival benefit was not considered to meet the insurance contract scope exception.

After careful consideration, the Company concluded that, despite the life contingent settlement features of the GMIWB options, the insurance contract scope exception under ASC 815-10-15-52 did not apply to these benefit features in the accumulation phase.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

Based upon all of the above analysis, the Company concluded that the GMIWB options are embedded derivatives requiring bifurcation in the accumulation phase.

The Company also considered the economics of these GMIWB guarantees and the presentation which the Company believes would be most meaningful to the readers of its financial statements. The guaranteed benefits expose the Company (and the contractholder) to significant market risks, which the Company currently hedges through the purchase of free standing derivatives reported at fair value in the Company’s financial statements, with changes in fair value reflected in earnings. The Company views financial reporting in which both the hedging instrument (i.e., purchased free standing derivatives) and the hedged item (i.e., the guaranteed benefits) are treated consistently as providing the most meaningful information to users of the Company’s U.S. GAAP financial statements. The Company also notes that accounting for these features at fair value is consistent with standard setters’ then stated preference for fair value accounting for all financial instruments. For example, paragraph 217(b) of FASB Statement No. 133, Accounting for Derivatives and Hedging Activities, indicates that one of the four “fundamental decisions” that became the “cornerstones of (that) Statement” is that “fair value is the most relevant measure for financial instruments and the only relevant measure for derivative instruments.” Paragraph 216 similarly summarizes the Board’s longer-term view:

This Statement is an additional step in the Board’s project on financial instruments and is intended to address the immediate problems about the recognition and measurement of derivatives while the Board’s vision of having all financial instruments measured at fair value in the statement of financial position is pursued.

GMWBs

As noted in Appendix B, GMWB account values recorded at fair value, at June 30, 2011, represented only 1% of the total guaranteed benefit account values recorded at fair value.

Given the many similarities in benefit features between the GMWB guarantee features and the GMIWB products containing the income option, the Company performed the same analysis as described above for the GMIWBs. The Company reviewed ASC-944-40-25-26, ASC 815-10-15-83, and the provisions of ASC 815-55-57 through 61.

Based upon all of the above, the Company has concluded that the GMWB options meet the criteria to qualify as a derivative in the accumulation phase as they meet the three characteristics of a derivative as set forth by ASC 815-10-15-83, including the review of the guidance in ASC 815-15-55-57 through 60 pertaining to net settlement.

The Company also considered whether the GMWB features in the accumulation phase would be scoped out of the derivative accounting under the insurance contract exception of ASC 815-10- 15-52 through 53, which provides scope exceptions to requirements of Subtopic 815 for certain insurance contracts, and are outlined earlier in this memo.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

Despite the life contingent settlement features of the GMWB options, the Company concluded, for the same reasons previously cited for the GMIWB product, that the scope exception under ASC 815-10-15-52 did not apply in the accumulation phase.

Based upon all of the above analysis, the Company concluded that the GMWB options are embedded derivatives requiring bifurcation in the accumulation phase.

In addition, as the guaranteed payouts are both fixed and life contingent in the payout phase, the Company concluded that derivative accounting was not required, similar to the conclusion for the payout phase of the GMIWB product.

Similar to what was stated in the GMIWB section above, the Company also considered the economics of these products and the presentation which the Company believes would be most meaningful to the readers of the Company’s financial statements, as well as that accounting for these features at fair value is consistent with standard setters’ then stated preference for fair value accounting for all financial instruments. The Company strongly believes that the accounting it currently employed is both preferable for users of its financial statements and appropriate under current authoritative literature

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Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

Appendix B

Product Key Provisions

FEATURE:	Prudential’s GMAB, GMWB, GMIWB Legacy (with withdrawal and income options), and GMIWB (with income option only) are detailed below. As of June 30, 2011, the total account value for living benefits that are fair valued by the Company was $81.2 billion.

	GMAB		GMWB		GMIWB Legacy		GMIWB
ACCOUNT VALUE (IN BILLIONS) AS OF JUNE 30, 2011 AND PERCENTAGE OF TOTAL ACCOUNT VALUE RECORDED AT FAIR VALUE	$9.8	12%	$0.8	1%	$10.6	13%	$60.0	74%

Account value is generally defined as all contract deposits plus positive market performance and interest payments less negative market performance, withdrawals, benefit payments, contract fees and administrative charges.

Account value is generally defined as all contract deposits plus positive market performance and interest payments less negative market performance, withdrawals, benefit payments, contract fees and administrative charges.

Account value is generally defined as all contract deposits plus positive market performance and interest payments less negative market performance, withdrawals, benefit payments, contract fees and administrative charges.

Account value is generally defined as all contract deposits plus positive market performance and interest payments less negative market performance, withdrawals, benefit payments, contract fees and administrative charges.

ANNUAL COST	0.35% of Contract Value (sum of all contract deposits).		0.35% of account value. Fee is waived if no withdrawals are taken for 7 years and no additional contract deposits are made.		Single: 0.60% of account value. Spousal: 0.75% of account value.		Single & Spousal: 0.95%. Fee is assessed annually against the greater of the account value & Protected Withdrawal Value.

PROTECTED WITHDRAWAL VALUE (PWV)	Guarantee amount equals Contract Value on election date plus enhanced value if applicable. Enhanced value guarantees the Highest Daily Contract Value attained in the preceding contract year. Client must wait 10 years to receive guarantee value. Benefit terminates at death of the contract holder.		Greater of initial purchase payment or account value at the time of the first withdrawal. Benefit terminates at death of the contract holder.		Greater of: (1) Highest Anniversary Value or 5% compounded roll-up to earlier of 1st withdrawal or 10th benefit anniversary, or (2) account value on date of 1st withdrawal. Benefit terminates at death of the contract holder.		Prior to the first Lifetime Withdrawal, the PWV will be the greater of: (1) 5% compounded roll-up on the highest daily account value (HDV) until the first Lifetime Withdrawal, or (2) account value. If no Lifetime Withdrawals are taken in the first 12 years from benefit selection, the minimum Protected Withdrawal Value (PWV), for purposes of lifetime income, is guaranteed to be at least 200% of account value at benefit election. Benefit terminates at death of the contract holder.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

	GMAB	GMWB	GMIWB Legacy	GMIWB
ANNUAL INCOME AMOUNT	Not applicable.	7% of Protected Value, for life, until Protected Value is depleted.	Single: Choice of: (1) 5% of Benefit Amount for Life, or (2) 7% of Benefit Amount for at least 14.2 years. Spousal: 5% of Benefit Amount for Life.	The Annual Income Amount, for life, is equal to a specified percentage of the Protected Withdrawal Value. The percentage initially depends on the age of the Annuitant (or youngest designated life for spousal) on the date of the first Lifetime Withdrawal after election of the benefit.

IMPACT OF ADDITIONAL CONTRACT DEPOSITS	Benefit Amount is increased dollar-for-dollar by the amount of additional payments.	Benefit Amount is increased dollar-for-dollar by the amount of additional payments.	Benefit Amount is increased dollar-for-dollar by the amount of additional payments.	Prior to the first Lifetime Withdrawal, the PWV is increased dollar-for-dollar by the amount of the purchase payment (plus all associated purchase credits). Contract deposits received within the first benefit year will increase the 12th year PWV guarantee by 200% of the purchase payment (plus all associated purchase credits). Contract deposits received after the first benefit year will increase the 12th year PWV guarantee by 100% of the purchase payment (plus all associated purchase credits). After the first Lifetime Withdrawal, contract deposits will increase the Annual Income Amount by multiplying the applicable age banded percentage at the time of the first Lifetime Withdrawal by the amount of the purchase payment (plus all associated purchase credits) and adding this to the current annual income amount.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

	GMAB	GMWB	GMIWB Legacy	GMIWB
EXCESS WITHDRAWALS	Dollar-for-dollar on annual withdrawal amounts equal to 5% or less of Base Guaranteed Amount until depleted.	Withdrawal amounts in excess of annual withdrawal amount reduce the annual withdrawal amount and the Protected Value proportionally.	Withdrawals in excess of applicable maximum withdrawal amount (except in the case of a required minimum distribution) reduce remaining benefit base and maximum annual withdrawal amount proportionally. The proportional adjustment is based on the excess portion of the withdrawal only.	Withdrawals in excess of the applicable Annual Income Amount (except in the case of a required minimum distribution) reduce remaining PWV and future Annual Income Amount proportionally. The proportional adjustment is based on the excess portion of the withdrawal only. A one-time Non Lifetime Withdrawal is allowed with this benefit. The current PWV and the 12th year PWV guarantee will be reduced proportionally by the percent the withdrawal amount represents of the then current account value immediately prior to the withdrawal being taken. This withdrawal does not lock in the Annual Income Amount and the 5% compounded growth will continue based on the newly adjusted PWV. If the cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce the Annual Income Amount in subsequent Annuity Years.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

October 4, 2011

	GMAB	GMWB	GMIWB Legacy	GMIWB
STEP-UP AFTER FIRST WITHDRAWAL	Not applicable.	After 5 year waiting period after the first withdrawal. When available, can step up the Protected Value to the account value. If 7% of the new Protected Value exceeds the annual withdrawal amount, annual withdrawal amount will also step up 5 years.	Post Withdrawal: Auto step-up option at every contract anniversary (at least 12 months from 1st withdrawal or previous step-up) provided the current account value would produce an income stream greater than the current income stream. If the auto step up does not occur, the client may manually step-up to the current account value on any subsequent day following the contract anniversary. Step-ups may not occur, manual or automated, within 12 months of one another.	After the first Lifetime Withdrawal, the contract has Annual lock-ins (on the contract anniversary) of the highest daily account value, provided that highest daily account value would generate an Annual Income Amount greater than the current Annual Income Amount. The maximum withdrawal percentage can also increase based upon attained age of the customer provided the applicable withdrawal percentage multiplied by the current account value would generate a greater Annual Income Amount. The account value does not have to exceed the previously locked in PWV for step-up in age-based percentage to occur. The highest daily account value is reduced for withdrawals subsequent to the lock in date.

DEATH BENEFITS	Each annuity provides a basic death benefit at no additional charge. The basic death benefit is primarily the sum of all contract deposits less the sum of all proportional withdrawals. Optional Death Benefits features can be purchased for an additional charge that provides for an enhanced value upon death.	Each annuity provides a basic death benefit at no additional charge. The basic death benefit is primarily the sum of all contract deposits less the sum of all proportional withdrawals. Optional Death Benefits features can be purchased for an additional charge that provides for an enhanced value upon death.	Each annuity provides a basic death benefit at no additional charge. The basic death benefit is primarily the sum of all contract deposits less the sum of all proportional withdrawals. Optional Death Benefits features can be purchased for an additional charge that provides for an enhanced value upon death.	Each annuity provides a basic death benefit at no additional charge. The basic death benefit is primarily the sum of all contract deposits less the sum of all proportional withdrawals. Optional Death Benefits features can be purchased for an additional charge that provides for an enhanced value upon death.

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